UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     Imperial Petroleum Recovery Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079 10 5
                                 --------------
                                 (CUSIP Number)

                                 Paul R. Howarth
                                7 Larkside Court
                               Henderson, NV 89014
                            Telephone: (702) 451-3611
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 27, 2001
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The reporting persons filed their original 13D on June 13, 2001. Any capitalized terms used herein and not defined shall have the same meaning as the same such terms used in the original 13D filing.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Paul Howarth

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                WC

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                1,510,247

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  1,510,247

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                1,510,247(1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                8.18%(1)

(14)    Type of Reporting Person

                00

________________
         (1) Represents: (a) 394,176 shares of Common Stock held by the Trust, and (b) 1,116,071 shares of Common Stock represented by a warrant dated October 6, 1999 exercisable within the next 60 days. All ownership percentages set forth in this Schedule 13D are based upon the Issuer's last reported number of shares
of  Common  Stock   outstanding:   16,947,419   shares.

(1)  Names  and  I.R.S. Identification Numbers of Reporting Person

                Paul R. Howarth

(2)     Check the Appropriate Box if a Member of a Group             (a)   /  /
                                                                     (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                     /  /

(6)     Citizenship or Place of Organization

                U.S.A.

                            (7)     Sole Voting Power
         Number of                       2,000
          Shares
        Beneficially        (8)     Shared Voting Power
         Owned By                        1,510,247
           Each
         Reporting          (9)     Sole Dispositive Power
          Person                         2,000
           With
                            (10)    Shared Dispositive Power
                                         1,510,247

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                1,512,247(2)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                8.19%

(14)    Type of Reporting Person

                IN

__________________
         (2) Represents (a) 394,176 shares of Common Stock held by the Howarth Family Trust dated 10/1/87 ("Trust"), of which Mr. Howarth is a co-trustee; (b) 1,116,071 shares of Common Stock represented by a warrant held by the Trust dated October 6, 1999 exercisable within the next 60 days; and (c) 2,000 shares of common stock held by Mr. Howarth as custodian for his minor son. Mr. Howarth disclaims beneficial ownership of all of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         (a) Pursuant to a Loan Agreement dated July 27, 2001 and attached hereto, Treeview Investments Inc., a Nevada Corporation owned by Mr. Howarth, loaned to the Issuer a sum equal to $221,200.00. As part of said Loan Agreement, Mr. Howarth was granted a conditional right to convert any and all portion of the indebtedness, including principal and any accrued and unpaid interest, to a number of shares of Common Stock of the Issuer determined by dividing the amount of indebtedness to be so converted at such time by an amount equal to $0.50 per share of Common Stock. Mr. Howarth would be permitted to exercise this conditional right only in the event of a "Change in Control," which is defined in the Loan Agreement in paragraph 1.10.
         (b) On July 27, 2001 Mr. Howarth, as Trustee for the Howarth Family Trust dated 10/1/87, and the Issuer entered into an agreement to amend the Warrant for the Purchase of Shares of Common Stock held by the Howarth Family Trust (the "Amendment"). In relevant part, the Amendment will allow the holder of the Warrant to either pay the Warrant price in cash, or to deliver for payment one or more shares of outstanding common stock or to surrender part of the Warrant.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 5 - Loan Agreement between Treeview Investments, Inc. and the Issuer dated July 27, 2001

         Exhibit 6 - Amendment No. 1 to Warrant for the Purchase of Shares of Common Stock between the Howarth Family Trust dated 10/1/87 and the Issuer dated July 27, 2001.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 10, 2001

                                           Howarth Family Trust dated 10/1/87

                                           By: Paul R. Howarth, Trustee

                                            /s/ Paul R. Howarth
                                           __________________________________





                                           By: Paul R. Howarth


                                            /s/ Paul R. Howarth
                                           __________________________________

                                    EXHIBIT 5


         Loan Agreement between Treeview Investments, Inc. and the Issuer dated July 27, 2001

                                 LOAN AGREEMENT
                                 --------------

         This LOAN AGREEMENT ("Agreement") is entered into as of July 27, 2001 (the "Effective Date"), by and among TREEVIEW INVESTMENTS INC., a Nevada corporation ("Lender"); and Imperial Petroleum Recovery Corporation, a Nevada corporation ("Borrower").

                                    Recitals:

         A. Paul Howarth, an affiliate of Lender, is negotiating with Borrower with respect to potential formation of an investment group (the "IP Investment Group") to arrange for an investment of $5 million (the "Definitive Investment") and is cooperating to encourage one or more investors who elect to do so ("Pre-Closing Lenders") to lend up to $750,000 (the "Loaned Funds") to Borrower prior to the closing of the Definitive Investment on a secured basis. The parties contemplate that if the Definitive Investment is consummated, the Loaned Funds would be converted at the closing of the Definitive Investment into portions of the Definitive Investment (by serving as cancellation of indebtedness consideration valued by Borrower equal to cash for the purchase of the same securities as may be purchased by the investors in the Definitive Investment), but allocated so as to yield to the Pre-Closing Lenders a higher return on the Loaned Funds. The parties contemplate that if none of the contemplated transactions are consummated or if the definitive agreement contemplated for the Definitive Investment ("Investment Agreement") is entered into but thereafter terminated, the Loaned Funds will be repayable to the Pre-Closing Lenders on demand.

         B. Lender, as a Pre-Closing Lender, wishes to lend to Borrower $221,200 on the terms and conditions set forth in this Agreement.

         C. The parties contemplate that additional Pre-Closing Lenders, consisting of (i) Scott C. Hensel to the extent of $150,000 plus accrued interest since the date of his advance thereof to Borrower on April 27, 2001 and to the extent of $30,000 plus accrued interest since the date of his advance thereof to Borrower on June 20, 2001, and (ii) other future potential Pre-Closing Lenders subject to approval by Lender (which approval shall not be unreasonably withheld or delayed), shall be permitted to advance additional portions of the Loaned Funds on substantially the same terms and conditions as provided in this Agreement, subject, however, to variations, subject to approval by Lender, in the application of Loaned Funds by Borrower.

                                   Agreement:

         NOW  THEREFORE,  in  consideration  of  the  promises,   covenants  and
conditions hereinafter set forth, the parties hereto mutually agree follows:

                                    ARTICLE I

                                   LOAN; NOTE

         1.1 Amount of Loan; Interest Rate. As of the Effective Date, Lender shall lend to Borrower the principal sum of Two Hundred Twenty One Thousand Two Hundred Dollars ($221,200) on the terms and conditions set forth in this Agreement (the "Loan"). The interest rate on the Loan shall be twenty percent (20%) per annum, compounded monthly and shall be paid in a single payment in full together with payment of all other indebtedness under this Agreement on the "Due Date" (defined below). From and after the Due Date, or the date which is five (5) days after the occurrence of any Event of Default (defined below), at the option of Lender or the holder of the Note (defined below), all amounts owing under the Loan shall become immediately due and payable in full and, to the extent not then paid, shall bear interest at a default rate equal to twenty-four percent (24%) per annum, compounded monthly. Such default interest shall be paid on the first day of each month thereafter, or on demand, if sooner demanded.

         1.2 Issuance of Note. The Loan will be evidenced by a promissory note in substantially the form attached hereto as Exhibit A (the "Note"). This Agreement and the Note set forth the terms and conditions on which the Loan is being made.

         1.3 Due Date. The principal and all accrued interest on the Loan shall be due and payable on the "Due Date" which shall be the earlier of the date of consummation of the Definitive Financing or December 31, 2001, unless otherwise due at Lender's option in respect of an Event of Default as provided in Section 4.1, subject, however, to the exercise by Lender of its conversion rights set forth in Section 1.9.

         1.4 Use of Loaned Funds. Except as may be reallocated by mutual agreement in writing between Borrower and Lender hereafter, the funds borrowed under this Agreement will be restricted to the following purposes:

         (a) $80,570 shall be applied to pay an outstanding balance in that amount due from Borrower to Hogan and Hartson, Borrower's legal counsel, for services rendered prior to the date of this Agreement and to induce such firm to continue to perform legal services in connection with this Agreement and the Definitive Investment;

         (b) $80,426 shall be applied as a retainer to pay and prepay legal fees and disbursements of Fabian & Clendenin, Lender's legal counsel incurred or to be incurred in connection with this Agreement and the Definitive Investment, inasmuch as Borrower has agreed, and hereby reaffirms its obligation, to reimburse Lender up to such amount;

         (c) $15,000 shall be applied to pay for the IP Investor Group's due diligence consultants;

         (d) $24,574 shall be applied to pay an outstanding balance in that amount due from Borrower to Grant Thornton, Borrower's accountants, for services rendered prior to the date of this Agreement and to induce such firm to continue to perform legal services in connection with this Agreement and the Definitive Investment; and

         (e)  $20,630 shall be applied to Borrower's payroll costs.


To give effect to the restrictions set forth in this Section 1.4: (i) Borrower hereby authorizes Lender to remit such funds directly to one or more of the payees identified above, and (ii) Borrower and Lender hereby appoint Fabian & Clendenin to serve as escrowee ("Escrowee") for disbursement of any remaining portion of the Loaned Funds not so remitted directly by Lender, all consistent with the terms of this Section 1.4. At the Effective Date, all Loan proceeds shall be remitted directly to the Escrowee via wire transfer of immediately available funds according to written instructions provided by the Escrowee. In its capacity as Escrowee, Fabian & Clendenin shall be entitled to remit such proceeds in accordance with joint written instructions from Lender and Borrower not inconsistent with the provisions of this Section 1.4 against invoices provided by the payees identified in this Section and Escrowee shall promptly provide documentation of such payments to Borrower for Borrower's financial reporting and tax purposes. Borrower and Lender agree to indemnify and defend Escrowee and its officers, directors, employees, attorneys, and agents from and hold each of them harmless against, any and all losses, liabilities, claims, damages, penalties, judgments, disbursements, costs, and expenses (including without limitation attorneys' and expert witness' fees and disbursements) to which any of such indemnified persons may become subject which directly or indirectly arise from or relate to Escrowee's performance of its duties as Escrowee in connection with (a) the negotiation, execution, delivery, performance, administration, or enforcement of any of the Loan Documents; (b) any of the transactions contemplated by the Loan Documents; and (c) any breach by Borrower of any representation, warranty, covenant or other agreement contained in any of the Loan Documents. Any funds not distributed prior to December 31, 2001 (or any later date as to which Borrower and Lender may hereafter agree) in accordance with the preceding provisions of this Section 1.4 shall be repaid by Escrowee to Borrower.

         1.5 Security. As security for the performance of Borrower's obligations with respect to the Loan and under this Agreement, Borrower is granting a security interest in certain assets of Borrower as of the Effective Date in accordance with the terms and conditions of a security agreement in substantially the form attached hereto as Exhibit B (the "Security Agreement"). Lender is hereby authorized to file, and Borrower hereby ratifies and approves Lender's filing of, any and all UCC financing statements and other perfection certificates to perfect the security interest authorized hereby and created by the Security Agreement on terms consistent with the Loan Documents.

         1.6 Loan Documents. This Agreement, the Note and the Security Agreement are hereinafter collectively referred to as the "Loan Documents."

         1.7 Conversion to Definitive Investment. In connection with the closing of the Definitive Investment, Lender and Borrower shall cooperate with each other, the other Pre-Closing Lenders and the other members of the IP Investment Group to arrange for the indebtedness represented by the Loan and the other Pre-Closing Lenders' Loaned Funds to be converted to, and allocated in respect of portions of, the Definitive Investment as to be entitled to, a higher return on principal amount of the credited Loaned Funds through the period covered by the Definitive Investment, in contrast to the other portions of the Definitive Investment which would be entitled to a lesser return on the amount invested at the closing through the period covered by the Definitive Investment.

         1.8 Inter-Creditor Agreement. Lender agrees to negotiate in good faith with Borrower and the other Pre-Closing Lenders to enter into a commercially reasonable customary form of inter-creditor agreement between Lender and the other Pre-Closing Lenders permitting such other Pre-Closing Lenders to share in the benefit of the lien and security interest being granted to Lender herewith pursuant to the Security Agreement.

         1.9 Conversion to Common Stock at Option of Lender. Anything contained elsewhere in this Agreement or in the other Loan Documents to the contrary notwithstanding, at the option of Lender at any time or times following a "Change in Control" (defined in Section 1.10) over Borrower while any of the indebtedness evidenced by the Loan Documents is outstanding, Lender may elect, by notice to Borrower, to convert all or any portion (or portions) of the indebtedness, including principal and any accrued and unpaid interest, in each case, to a number shares of the common stock, par value $0.001 per share ("Common Stock"), of Borrower determined by dividing the amount of such indebtedness to be so converted at such time by an amount equal to $0.50 per share of Common Stock. Immediately upon Borrower's becoming aware of the occurrence of any events giving rise to a Change in Control over Borrower, Borrower shall notify Lender of the occurrence thereof and shall provide to Lender therewith a statement of all material terms or conditions which may have bearing on Lender's choice whether to exercise its right to convert the indebtedness to Common Stock.

         1.10 Prepayment. The indebtedness evidenced by this Agreement and the other Loan Documents may be prepaid in full or in part at any time without premium or penalty prior to any "Change in Control" (defined below) over Borrower. A "Change in Control" shall consist of (a) any public announcement by Borrower of its intent to consummate (i) any proposed merger of Borrower in which Borrower would not be the surviving corporation or as a result of which a majority of the board of directors would consist of "New Persons" (defined below) or more than 25% of the outstanding voting power over Borrower would be beneficially owned by New Persons; (ii) a dissolution of Borrower; or (iii) any sale of any assets of Borrower or its subsidiaries involving more than $2 million in value, or (b) the occurrence of any New Person, becoming, or publicly offering to Borrower or any of its stockholders to become, the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 25% or more of Borrower's outstanding Common Stock or other voting securities. A "New Person" or "New Persons" shall mean any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) or persons other than (A) any current equity holder which holds five percent (5%) or more of the Common Stock in Borrower and has reported such ownership publicly, or any affiliate thereof; (B) an employee benefit plan of Borrower or any subsidiary or any entity holding shares of capital stock of Borrower for or pursuant to the terms of any such employee benefit plan in its role as an agent or trustee for such plan; or (C) any affiliate of Borrower as of the date of this Agreement. At and after the occurrence of any Change in Control, the indebtedness may be prepaid only with Lender's prior written consent, which may be conditioned upon payment of a prepayment premium reasonably related to the amount realizable if Lender were to exercise its conversion rights in light of the public trading price of the Common Stock then prevailing or reasonably expected in the future.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF BORROWER


         Borrower hereby represents and warrants to Lender as follows:

         2.1 Organization and Standing. Articles and By-Laws. Borrower is a corporation duly organized and existing under, and by virtue of, the laws of Nevada and is in good standing under such laws in each jurisdiction in which the failure to Borrow to be in good standing would have a material adverse effect upon Borrower. Borrower has the requisite power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted.

         2.2 Corporate Power. Borrower has all requisite legal and corporate power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement

         2.3 Authorization. All corporate action on the part of Borrower, its directors and stockholders necessary for the authorization, execution, delivery and performance of its obligations under this Agreement has been taken. This Agreement when executed and delivered by C. Brent Kartchner, President of Borrower, shall constitute a valid and binding obligation of Borrower, enforceable in accordance with its terms, subject only to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         2.4 No Conflict. The execution of this Agreement by Borrower and its delivery to Lender are not contrary to the Articles of Incorporation or bylaws of Borrower. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Borrower will not (i) with the passage of time, the giving of notice, or otherwise, result in a violation or breach of, or constitute a default under, any term or provision of any materia1 agreement to which Borrower is a party or to which any of its properties are subject; (ii) result in the creation of any lien or other charge upon the assets of Borrower, other than the liens created pursuant to the Security Agreement; (iii) result in an acceleration or termination of any note, loan or security interest agreement or other agreement, or (iv) result in a violation of any order, judgment, decree, rule, regulation or law.

         2.5 Survival. All representations and warranties of Borrower made in this Agreement or any other Loan Document or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of this Agreement and the other Loan Documents, and no investigation by Lender or funding of the Loan shall affect the representations and warranties of Borrower or the right of Lender to rely upon them. Without prejudice to the survival of any other obligation of Borrower under this Agreement or any other Loan Document, the obligations of Borrower under Sections
6.1 and 6.2 shall survive repayment of the Note and termination of the Loan.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE LENDER

         Lender hereby represents and Warrants to Borrower as follows:

         3.1 Organization and Standing. Lender is a corporation duly organized and existing under, and by virtue of, the laws of the State of Nevada and is in good standing under such laws. Lender has requisite power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted.

         3.2 Authority. Lender has all requisite authority or capacity to execute and deliver this Agreement and to carry out and perform Lender's obligations under the terms of this Agreement.

         3.3 Authorization. All action on the part of Lender necessary for the authorization, execution, delivery and performance of Lender's obligations under this Agreement have been taken. This Agreement, when executed and delivered by Lender, shall constitute a valid and binding obligation of Lender enforceable in accordance with its terms, subject only to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

                                   ARTICLE IV

                                     DEFAULT


         4.1 Events of Default. Each of the following s shall be deemed an "Event of Default" under the Loan Documents:

              (a) Borrower shall fail to pay when due any payment of principal or interest under the Note or any part thereof.

              (b) Any representation or warranty made or deemed made by Borrower (or any of its officers) in any Loan Document shall be false, misleading, or erroneous in any material respect when made or deemed to have been made.

              (c) Borrower shall fail to perform, observe, or comply with any covenant, agreement, or term contained in this Agreement or any other Loan Document.

              (d) Borrower shall commence a voluntary proceeding seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official of it or a substantial part of Borrower's property or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the benefit of creditors or shall take any corporate action to authorize any of the foregoing.

              (e) An involuntary proceeding shall be commenced against Borrower seeking liquidation, reorganization, or other relief with respect to it or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official for it or a substantial part of its property, and such involuntary proceeding shall remain undismissed and unstayed for a period of sixty (60) days.

              (f)  Borrower  shall fail to  discharge  within a period of thirty
         (30) days after the commencement thereof any attachment, sequestration, or similar proceeding or proceedings involving an aggregate amount in excess Fifty Thousand Dollars ($50,000) against any of its assets or properties

              (g) A final judgment or judgments for the payment of money in excess of Fifty Thousand Dollars ($50,000) in the aggregate shall be rendered by a court or courts against Borrower and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within sixty (60) days from the date of entry thereof and Borrower shall not, within said period of sixty (60) days, or such longer period during which execution of the same shall have been stayed, appeal there from and cause the execution thereof to be stayed during such appeal.

              (h) This Agreement or any other Loan Document shall cease to be in full force and effect or shall be declared null and void or the validity of enforceability thereof shall be contested or challenged by Borrower or any of its shareholders, Borrower shall deny that it has any further liability or obligation under any of the Loan Documents, or any lien or security interest created by the Loan Documents shall for any reason cease to be a valid perfected security interest in and lien upon any of the collateral purported to be covered thereby.

              (i) On or before October 31, 2001, Borrower and the IP Investment Group shall not have entered into the Financing Agreement substantially as contemplated by the parties, in which case the Event of Default shall be deemed to have occurred on October 31, 2001.

              (j) If the Financing Agreement shall have been entered into prior to October 31, 2001, the Financing Agreement shall have been terminated in accordance with its terms on or before such date, in which case the Event of Default shall be deemed to have occurred on the date of such termination.

              (k) If a Change in Control over Borrower shall occur.

         5.2 Remedies Upon Default If any Event of default shall occur and be continuing, Lender may without notice terminate the Loan and declare the Note or any part thereof to be immediately due and payable, and the same shall thereupon become immediately due and payable, without notice, demand, presentment, notice of dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by Borrower. If any Event of Default shall occur and be continuing, Lender may exercise all rights and remedies available to it in law or in equity, under the Loan Documents.

         5.3 Performance by Lender. If Borrower shall fail to perform any covenant or agreement contained in any of the Loan Documents, Lender may perform or attempt to perform such covenant or agreement on behalf of Borrower. In such event, Borrower shall, at the request of Lender promptly pay any amount expended by Lender in connection with such performance or attempted performance by Lender. Notwithstanding the foregoing, it is expressly agreed that Lender shall not have any liability or responsibility for the performance of any obligation of Borrower under this Agreement or any other Loan Document.

                                   ARTICLE VI

                              INTERPRETATION, ETC.

         6.1 Indemnification. Borrower shall indemnify and defend Lender and Lender's officers, directors, employees, attorneys, and agents from and hold each of them harmless against, any and all losses, liabilities, claims, damages, penalties, judgments, disbursements, costs, and expenses (including without limitation attorneys' and expert witness' fees and disbursements) to which any of such indemnified persons may become subject which directly or indirectly arise from or relate to (a) the negotiation, execution, delivery, performance, administration, or enforcement of any of the Loan Documents; (b) any of the transactions contemplated by the Loan Documents; and (c) any breach by Borrower of any representation, warranty, covenant other agreement contained in any of the Loan Documents. WITHOUT LIMITING ANY PROVISION OF THIS AGREEMENT OR OF ANY OTHER LOAN DOCUMENT, IT IS THE EXPRESS INTENTION 0F THE PARTIES HERETO THAT, AMONG OTHER THINGS, EACH PERSON TO BE INDEMNIFIED UNDER THIS SECTION SHALL BE INDEMNIFIED FROM AND HELD HARMLESS AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, DISBURSEMENTS, COSTS, AND EXPENSES (INCLUDING WITHOUT LIMITATION ATTORNEYS' AND EXPERT WITNESS' FEES AND
DISBURSEMENTS) ARISING OUT OF OR RESULTING FROM THE SOLE OR CONTRIBUTORY NEGLIGENCE OF SUCH PERSON.

         6.2 Limitation of Liability. Neither Lender nor its officers, directors, employees, attorneys, or agents shall have any liability with respect to, and Borrower hereby waives, releases, and agrees not to sue any of them upon any claim for any special, indirect, incidental, or consequential damages suffered or incurred by Borrower in connection with, arising out of, or in any way related to this Agreement or any of the other Loan Documents or any of the transactions contemplated by this Agreement or any of the other Loan Documents. Borrower hereby waives, releases, and agrees not to sue Lender or any of Lender's officers, employees, attorneys, or agents for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents.

         6.3 No Duty. All attorneys, accountants and consultants retained exclusively by Lender shall have the right to act exclusively in the interest of Lender and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to Borrower or any of Borrower's owners or an other person.

         6.4 Lender Not Fiduciary. The relationship between Borrower and Lender in negotiating this Agreement and the other Loan Documents is solely that of debtor and creditor and Lender has no fiduciary or other special relationship with Borrower, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

         6.5 Equitable Relief. Borrower recognizes that in the event Borrower fails to pay, perform, observe, or discharge any or all of the obligations, any remedy at law may prove to be inadequate relief to Lender. Borrower therefore agrees that Lender, if Lender so requests, shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

         6.6 No Waiver Cumulative Remedies. No failure on the part of Lender to exercise and no delay in exercising and no course of dealing with respect to, any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power, or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies provided for in this Agreement and the other Loan Documents are cumulative and not exclusive of any rights and remedies provided by law.

         6. 7 Amendment; Waiver. No amendment or waiver of any provision of this Agreement, nor consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by Lender and such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given,

         6.8 Notice. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by facsimile, overnight delivery or registered or certified mail, return receipt requested. Notice shall be effective (i) if personally delivered, when de1ivered; (ii) if delivered by facsimile, on the day of transmission thereof on a proper facsimile machine with confirmed answerback; (iii) if delivered by overnight delivery, the day after delivery thereof to a reputable overnight courier service; and (iv) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices shall be addressed as follows:

If to Borrower:            Imperial Petroleum Recovery Corporation
                           1970 S. Starpoint Rd.
                           Houston, Texas 7 032
                           Attn: C. Brent Kartchner, President
                           Fax No.: 281-821 -1118

With copy to:              Gerald J. Laporte, Esq.
                           Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                           Washington, DC 20004
                           Fax No.: 202-637-5910

If to Lender:              Treeview Investments Inc
                           7 Larkside Court
                           Henderson, Nevada 89014
                           Fax No.:  702-434-2128

With copy to:              Victor A. Pollak, Esq.
                           Fabian & Clendenin
                           215 S. State St., Suite 1200
                           P.O. Box  510210
                           Salt Lake City, UT 84151
                           Fax No.:  801-596-2814

or at such other address as a party may from time to time designate by Notice hereunder.

         6.9 Costs, Expenses and Taxes. If Borrower fails to pay when due the principal of, or any interest on, the Loan, or fails to comply with any other provisions of this Agreement or any other Loan Document, Borrower wil1 pay on demand all costs and expenses including, without limitation, reasonable attorneys' fees and legal expenses, incurred by Lender in connection with collecting any sums due on or on account of the Loan or in otherwise enforcing any of Lender's rights under this Agreement or the other Loan Documents.

         6.10 Binding Effect. This Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and assigns, except that Borrower shall not have the right to assign its rights hereunder or any other Loan Document, or any interest herein or therein without the prior written consent of Lender.

         6.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada and the applicable laws of the United States of America. This Agreement has been entered into in Las Vegas, Nevada, and it shall be performable for all purposes in Las Vegas, Nevada. Any action, or proceeding against Borrower under or in connection with any of the Loan Documents may be brought in any state or federal court in Las Vegas, Nevada. The Borrower hereby irrevocably (i) submits to the exclusive jurisdiction of such courts, and (ii) waives any objection it may now or hereafter have as to the venue of any such action or proceeding brought in any such court, or that any such court is an inconvenient forum. Borrower agrees that service of process upon it may be made by certified or registered mail return receipt requested at its address specified above. Nothing herein or in any of the other Loan Documents shall affect the right of Lender to serve process in any other manner permitted by law or shall limit the right of Lender to bring any action or proceeding against Borrower or with respect to any of its property in courts in other jurisdictions. Any action or proceeding by Borrower against Lender shall be brought only in a Court located in Las Vegas. Nevada.

         6.12 Further Assurances. Each of the parties hereto take all such actions, and shall execute and deliver all such documents and instruments as may be reasonably requested by the others to carry out the purposes and intent of the provisions of this Agreement.

         6.13 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision

         6.14 Counterparts. This Agreement and the other Loan Documents may be executed in multiple counterparts, each of which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument. This Agreement and any other Loan Document may be executed and sent via facsimile which facsimile shall be binding and enforceable as if an original; provided, however, that original executed copies of this Agreement and of the other Loan Documents shall in fact be required to be delivered by each of the parties.

         6.15 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

         6.16 Construction. Borrower and Lender acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel and that this Agreement and the other Loan Documents shall be construed as if jointly drafted by Borrower and Lender.

         6.17 Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of a Event of Default if such action is taken or such condition exists.

         6.19 NO ORAL AGREEMENT. THIS WRITTEN AGREEMENT, THE NOTE AND THE SECURITY AGREEMENT REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO ORAL AGREEMENTS BETWEEN THE PARTIES.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


BORROWER:
--------

IMPERIAL PETROLEUM RECOVERY CORPORATION


By: /s/ C. Brent Kartchner
    _____________________________
    C. Brent Kartchner, President

LENDER:
-------

TREEVIEW INVESTMENTS INC

By: /s/ Paul R. Howarth
    ___________________________
    Paul R. Howarth, President



                   [Joinder by Escrowee appears on next page]

                               JOINDER BY ESCROWEE
                               -------------------

         Fabian & Clendenin, a professional corporation, hereby signs this Agreement solely for the purpose of agreeing to serve as Escrowee in accordance with the terms and conditions of Section 1.4.



                                           FABIAN & CLENDENIN



                                           By:______________________

                                               Signature

                                           Print Name and Title: _______________

                                    EXHIBIT A
                                    ---------

                                       To

                                 Loan Agreement
                                 --------------

                                 PROMISSORY NOTE



         Prommisory Note by the Issuer in favor of Treeview Investments Inc. dated July 27, 2001.

                                 PROMISSORY NOTE
                                 ---------------


$221,200                                                           July 27, 2001
Las Vegas, NV

FOR VALUE RECEIVED, Imperial Petroleum Recovery Corporation, a Nevada corporation ("Borrower") hereby promises to pay to the order of Treeview Investments Inc, a Nevada corporation ("Lender"), the principal sum of Two Hundred Twenty Thousand Two Hundred Dollars ($221,200), pursuant to Article I of the Loan Agreement ("Loan Agreement") herein after referred to, in immediately available funds together with interest on the unpaid principal amount hereof at the rates and on the dates set forth in the Loan Agreement. Borrower shall pay the Loan in full on the Due Date and shall make such mandatory payments as are required to be made under Article 1 of the Loan Agreement. The Loan shall bear interest as set forth in the Loan Agreement.

This Note may be prepaid in full or in part at any time without penalty prior to any change in control over Borrower as provided in the Loan Agreement. Thereafter, prepayment shall be subject to the conditions set forth in the Loan Agreement. Any payment hereunder shall be applied first to unpaid accrued interest and the balance, if any, shall be applied to principal. Lender shall, and is hereby authorized to, record on the schedule attached hereto, or to otherwise record in accordance with its usual practice, the date and amount of each Loan and the date and amount of each principal payment hereunder.

All payments on account of principal and interest shall be made in lawful money of the United States of America at the office of Lender in Henderson, Nevada, or at such place as the holder hereof may from time to time designate in writing to Borrower.

This Note shall be governed by and construed in accordance with the internal laws of the State of Nevada (without reference to any principles of conflicts of laws).

This note is issued pursuant to, and its entitled to the benefits of, the Loan Agreement, dated as of July 27, 2001 between Borrower and Lender, to which Agreement, as it may be amended from time to time, reference is hereby made for a statement of the terms and conditions to which this Note may be prepaid or its maturity accelerated. Capitalized terms used herein and not otherwise defined herein are used with the meanings attributed to them in the Loan Agreement. In addition to and not in limitation of the foregoing and of the provisions of the Loan Agreement, Borrower further agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise.

Borrower and each guarantor, if any, does hereby authorize irrevocably any attorney of any court of record to appear for Borrower and each guarantor in such court, during term time or vacation, at any time after maturity and to confess judgment without process against Borrower and each guarantor in favor of the holder of this Note, for such amount as may appear to be unpaid thereon, together with interest, costs of collection and reasonable attorney's fees, and to waiver and release all errors which may intervene in any such proceedings and consent to immediate execution upon said judgment, hereby ratifying and confirming all that said attorney may do by virtue thereof.

         IN WITNESS WHEREOF, intending to be legally bound, Borrower has caused this Note and Agreement to be duly executed as of the date first above written.

                                         BORROWER:
                                         ---------

                                         IMPERIAL PETROLEUM RECOVERY CORPORATION

                                         By:  /s/ C. Brent Kartchner
                                              _________________________________
                                               C. Brent Kartchner, President

ACCEPTED BY HOLDER:
-------------------
TREEVIEW INVESTMENTS INC.


By:      /s/ Paul R. Howarth
         _________________________
          Paul R. Howarth, President

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Date           Principal Advance          Principal Repayment          Balance
--------------------------------------------------------------------------------

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                                       16

                                    EXHIBIT B
                                    ---------

                                       To

                                 Loan Agreement
                                 --------------

                               SECURITY AGREEMENT

         Security Agreement between Treeview Investments, Inc. and the Issuer dated July 27, 2001

                               SECURITY AGREEMENT

                   (All personal property assets and fixtures)

         SECURITY AGREEMENT, dated as of July 27, 2001, between IMPERIAL PETROLEUM RECOVERY CORPORATION, a Nevada corporation ("Borrower"), and TREEVIEW INVESTMENTS INC., a Nevada corporation (hereinafter, the "Lender").

         WHEREAS, Borrower has entered into a Loan Agreement dated as of the date hereof (as amended and in effect from time to time, the "Loan Agreement"), with Lender, pursuant to which Lender, subject to the terms and conditions contained therein, is to make loans to Borrower; and

         WHEREAS, it is a condition precedent to Lender's making any loans to Borrower under the Loan Agreement that Borrower execute and deliver to Lender a security agreement in substantially the form hereof; and

         WHEREAS, Borrower wishes to grant security interests in favor of Lender as herein provided;

         NOW, THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Definitions. All capitalized terms used herein without definitions shall have the respective meanings provided therefor in the Loan Agreement. The term "State", as used herein, means the state of Nevada. All terms defined in the Uniform Commercial Code of the State and used herein shall have the same definitions herein as specified therein; provided, however, that the term
"instrument" shall be such term as defined in Article 9 of the Uniform Commercial Code of the State rather than Article 3. The term "Obligations", as used herein, means all of the indebtedness, obligations and liabilities of Borrower to Lender, individually or collectively, whether direct or indirect, joint or several, absolute or contingent, due or to become due, now existing or hereafter arising under or in respect of the Loan Agreement, any promissory notes or other instruments or agreements executed and delivered pursuant thereto or in connection therewith or this Agreement, and the term "Event of Default", as used herein, means the failure of Borrower to pay or perform any of the Obligations as and when due to be paid or performed under the terms of the Loan Agreement.

         2. Grant of Security Interest. Borrower hereby grants to Lender, to secure the payment and performance in full of all of the Obligations, a security interest in and so pledges and assigns to Lender the following properties, assets and rights of Borrower, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same being hereinafter called the "Collateral"): all personal and fixture property of every kind and nature including without limitation all goods (including inventory, equipment [except the specific items of equipment described on
Schedule I hereto, which shall be excluded from the security interest granted hereby only so long as they are subject to a prior lien] and any accessions thereto, instruments (including promissory notes), documents, accounts (including health-care-insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and proceeds, tort claims, and all general intangibles including, without limitation, all payment intangibles, patents, patent applications, trademarks, trademark applications, trade names, copyrights, copyright applications, software, engineering drawings, service marks, customer lists, goodwill, and all licenses, permits, agreements of any kind or nature pursuant to which Borrower possesses, uses or has authority to possess or use property (whether tangible or intangible) of others or others possess, use or have authority to possess or use property (whether tangible or intangible) of Borrower, and all recorded data of any kind or nature, regardless of the medium of recording including, without limitation, all software, writings, plans, specifications and schematics; provided, however, that only to the extent that the consent of ExxonMobil Corporation or Mobil Technology Corporation (collectively, "XOM") would be required pursuant Section
10.6 of that certain Agreement dated October 6, 1999 between Borrower and Mobil Technology Corporation ("XOM Agreement") or the execution and delivery by Borrower of this Agreement may constitute a breach of Sections 10.1, 14.6 or any other provision of the XOM Agreement, this Agreement shall not have the effect of granting any security interest in that portion of the Collateral to the extent so prohibited by, or in conflict with, the XOM Agreement, in each case, unless, and until, the written consent of XOM is granted to Borrower and Lender to grant such security interest in such portion of the Collateral.

         3. Authorization to File Financing Statements. Borrower hereby irrevocably authorizes Lender at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that (a) indicate the Collateral (i) as all assets of Borrower or words of similar effect, regardless of whether any particular asset comprised in the Collateral falls within the scope of Article 9 of the Uniform Commercial Code of the State or such jurisdiction, or (ii) as being of an equal or lesser scope or with greater details, and (b) contain any other information required by part 5 of Article 9 of the Uniform Commercial Code of the State or such jurisdiction, or (ii) as being of an equal or lesser scope or with greater detail, and (b) contain any other information required by part 5 of Article 9 of the Uniform Commercial Code of the State for the sufficiency or filing office acceptance of any financing statement or amendment, including (i) whether Borrower is an organization, the type of organization and any organization identification number issued to Borrower and, (ii) in the case of a financing statement filed as a fixture filing or indicating Collateral as as-extracted collateral or timber to be cut, a sufficient description of real property to which the Collateral relates. Borrower agrees to furnish any such information to Lender promptly upon request. Borrower also ratifies its authorization for Lender to have filed in any Uniform Commercial Code jurisdiction any like initial financing statements or amendments thereto if filed prior to the date hereof.

         4. Other Actions. Further to insure the attachment, perfection and first priority of, and the ability of Lender to enforce, Lender's security interest in the Collateral, Borrower agrees, in each case at Borrower's own expense, to take the following actions with respect to the following Collateral:

              4.1 Promissory Notes and Tangible Chattel Paper. If Borrower shall at any time hold or acquire any promissory notes or tangible chattel paper, Borrower shall forthwith endorse, assign and deliver the same to Lender, accompanied by such instruments of transfer or assignment duly executed in blank as Lender may from time to time specify.

              4.2 Deposit Accounts. For each deposit account that Borrower at any time opens or maintains, Borrower shall, at Lender's request and option, pursuant to an agreement in form and substance satisfactory to Lender, either
(a) cause the depositary Lender to agree to comply at any time with instructions from Lender to such depositary Lender directing the disposition of funds from time to time credited to such deposit account, without further consent of Borrower, or (b) arrange for Lender to become the customer of the depositary Lender with respect to the deposit account, with Borrower being permitted, only with the consent of Lender, to exercise rights to withdraw funds from such deposit account. Lender agrees with Borrower that Lender shall not give any such instructions or withhold any withdrawal rights from Borrower, unless an Event of Default has occurred and is continuing, or, after giving effect to any withdrawal not otherwise permitted by the Loan Documents, would occur. The provisions of this paragraph shall not apply to (i) any deposit account for which Borrower the depositary Lender and Lender have entered into a cash collateral agreement specially negotiated among Borrower, the depositary Lender and Lender for the specific purpose set forth therein, (ii) deposit accounts for which Lender may be the depositary and (iii) deposit accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower's salaried employees.

              4.3 Investment Property. If Borrower shall at any time hold or acquire any certificated securities, Borrower shall forthwith endorse, assign and deliver the same to Lender, accompanied by such instruments of transfer or assignment duly executed in blank as Lender may from time to time specify. If any securities now or hereafter acquired by Borrower are uncertificated and are issued to Borrower or its nominee directly by the issuer thereof, Borrower shall immediately notify Lender thereof and, at Lender's request and option, pursuant to an agreement in form and substance satisfactory to Lender, either (a) cause the issuer to agree to comply with instructions from Lender as to such securities, without further consent of Borrower or such nominee, or (b) arrange for Lender to become the registered owner of the securities. If any securities, whether certificated or uncertificated, or other investment property now or hereafter acquired by Borrower are held by Borrower or its nominee through a securities intermediary or commodity intermediary, Borrower shall immediately notify Lender thereof and, at Lender's request and option, pursuant to an agreement in form and substance satisfactory to Lender, either (i) cause such securities intermediary or (as the case may be) commodity intermediary to agree to comply with entitlement orders or other instructions from Lender to such securities intermediary as to such securities or other investment property, or (as the case may be) to apply any value distributed on account of any commodity contract as directed by Lender to such commodity intermediary, in each case without further consent of Borrower or such nominee, or (ii) in the case of financial assets or other investment property held through a securities intermediary, arrange for Lender to become the entitlement holder with respect to such investment property, with Borrower being permitted, only with the consent of Lender, to exercise rights to withdraw or otherwise deal with such investment property. Lender agrees with Borrower that Lender shall not give any such entitlement orders or instructions or directions to any such issuer, securities intermediary or commodity intermediary, and dealing rights by Borrower, unless an Event of Default has occurred and is continuing, or, after giving effect to any such investment and withdrawal rights not otherwise permitted by the Loan Documents, would occur. The provisions of this paragraph shall not apply to any financial assets credited to a securities account for which Lender is the securities intermediary.

              4.4 Collateral in the Possession of a Bailee. If any goods are at any time in the possession of a bailee, Borrower shall promptly notify Lender thereof and, if requested by Lender, shall promptly obtain an acknowledgement from the bailee, in form and substance satisfactory to Lender, that the bailee holds such Collateral for the benefit of Lender and shall act upon the instructions of Lender, without the further consent of Borrower. Lender agrees with Borrower that Lender shall not give any such instructions unless an Event of Default has occurred and is continuing or would occur after taking into account any action by Borrower with respect to the bailee.

              4.5 Electronic Chattel Paper and Transferable Records. If Borrower at any time holds or acquires an interest in any electronic chattel paper or any "transferable record," as that term is defined in Section 201 of the federal Electronic Signatures in Global and National Commerce Act, or in ss.16 of the Uniform Electronic Transactions Act, as in effect in any relevant jurisdiction, Borrower shall promptly notify Lender thereof and, at the request of Lender, shall take such action as Lender may reasonably request to vest in Lender control under ss.9-105 of such electronic chattel paper or control under Section 201 of the federal Electronic Signatures in Global and National Commerce Act or, as the case may be, ss.16 of the Uniform Electronic Transactions Act, as so in effect in such jurisdiction, of such transferable record. Lender agrees with Borrower that Lender will arrange, pursuant to procedures satisfactory to Lender and as long such procedures will not result in Lender's loss of control, for Borrower to make alterations to the electronic chattel paper or transferable record permitted under UCC ss.9-105, or, as the case may be, Section 201 of the federal Electronic Signatures in Global and National Commerce Act or ss.16 of the Uniform Electronic Transactions Act for a party in control to make without loss of control, unless an Event of Default has occurred and is continuing or would occur after taking into account any action by Borrower with respect to such electronic chattel paper or transferable record.

              4.6 Letter of Credit Rights. If Borrower is at any time a beneficiary under a letter of credit now or hereafter issued in favor of Borrower, Borrower shall promptly notify Lender thereof and, at the request and option of Lender, Borrower shall, pursuant to an agreement in form and substance satisfactory to Lender, either (i) arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to Lender of the proceeds of any drawing under the letter of credit or (ii) arrange for Lender to become the transferee beneficiary of the letter of credit, with Lender agreeing, in each case, that the proceeds of any drawing under the letter to credit are to be applied as provided in the Loan Agreement.

              4.7 Commercial Tort Claims. If Borrower shall at any time hold or acquire a commercial tort claim, Borrower shall immediately notify Lender in writing signed by Borrower of the brief details thereof and grant to Lender in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance satisfactory to Lender.

              4.8 Other Actions as to any and all Collateral. Borrower further agrees to take any other action reasonably requested by Lender to insure the attachment, perfection and first priority of, and the ability of Lender to enforce, Lender's security interest in any and all of the Collateral including, without limitation, (a) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that Borrower's signature thereon is required therefor, (b) causing Lender's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of Lender to enforce, Lender's security interest in such Collateral, (c) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of Lender to enforce, Lender's security interest in such Collateral, (d) obtaining governmental and other third party consents and approvals, including without limitation any consent of any licensor, lessor or other person obligated on Collateral, (e) obtaining waivers from mortgagees and landlords in form and substance satisfactory to Lender and (f) taking all actions required by any earlier versions of the Uniform Commercial Code jurisdiction, or by other law as applicable in any foreign jurisdiction.

         5. Relation to Other Security Documents. The provisions of this Agreement supplement the provisions of any real estate mortgage or deed of trust granted by Borrower to Lender and securing the payment or performance of any of the Obligations. Nothing contained in any such real estate mortgage or deed of trust shall derogate from any of the rights or remedies of Lenders hereunder. In addition, the provisions of this Agreement shall be read and construed with the other security documents(" Security Documents") indicated below in the manner so indicated.

              5.1 Stock Pledge Agreement. Concurrently herewith Borrower shall execute and deliver to Lender (stock pledge agreement(s) pursuant to which Borrower is pledging to Lender all the shares of the capital stock of Borrower's subsidiaries. Such pledge(s) shall be governed by the terms of such stock pledge agreement(s) and not by the terms of this Agreement.

              5.2 Patent and Trademark Assignments. Concurrently herewith Borrower is also executing and delivering to Lender the Patent Assignment and the Trademark Assignment pursuant to which Borrower is assigning to Lender certain Collateral consisting of patents and patent rights and trademarks, service marks and trademark and service mark rights, together with the goodwill appurtenant thereto. The provisions of the Patent Assignment and the Trademark Assignment are supplemental to the provisions of this Agreement and nothing contained in the Patent Assignment or the Trademark Assignment shall derogate from any of the rights or remedies of Lender hereunder. Nor shall anything contained in the Patent Assignment or the Trademark Assignment be deemed to prevent or extend the time of attachment or perfection of any security interest in such Collateral created hereby.

              5.3 Copyright  Memorandum.  Concurrently herewith Borrower is , in addition, executing and delivering to Lender for recording in the United States Copyright Office (the "Copyright Office") a Memorandum of Grant of Security
Interest in Copyrights. Borrower represents and warrants to Lender that such Memorandum identifies all now existing material copyrights and other rights in and to all material copyrightable works of Borrower, identified, where applicable, by title, author and/or Copyright Office registration number and date. [Borrower represents and warrants to Lender that it has registered all material copyrights with the Copyright Office, as identified in such Memorandum. Borrower covenants, promptly following Borrower's acquisition thereof, to provide to Lender like identifications of all material copyrights and other rights in and to all material copyrightable works hereafter acquired by Borrower and to execute and deliver to Lender a supplemental Memorandum of Grant of Security Interest in Copyrights modified to reflect such subsequent acquisitions.

         6. Representations and Warranties Concerning Company's Legal Status. Borrower has previously delivered to Lender a certificate signed by Borrower and entitled "Perfection Certificate" (the "Perfection Certificate"). Borrower represents and warrants to Lender as follows: from such locations, without providing at least 30 days prior written notice to Lender, (b) except for the security interest herein granted, Borrower shall be the owner of or have other rights in the Collateral free from any lien, security interest or other encumbrance, and Borrower shall defend the same against all claims and demands of all persons at any time claiming the same or any interests therein adverse to Lender, (c) Borrower shall not pledge, mortgage or create, or suffer to exist a security interest in the Collateral in favor of any person other than Lender,
(d) Borrower will keep the Collateral in good order and repair and will not use the same in violation of law or any policy of insurance thereon, (e) Borrower will permit Lender, or its designee, may inspect the Collateral at any reasonable time, wherever located, (f) Borrower will pay promptly when due all taxes, assessments, governmental charges and levies upon the Collateral or incurred in connection with the use or operation of such Collateral or incurred in connection with this Agreement, (g) Borrower will continue to operate, its business in compliance with all applicable provisions of the federal Fair Labor Standards Act, as amended, and with all applicable provisions of federal, state and local statutes and ordinances dealing with the control, shipment, storage or disposal of hazardous materials or substances, and (h) Borrower will not sell or otherwise dispose, or offer to sell or otherwise dispose, of the Collateral or any interest therein except for sales of inventory, if any, and licenses of general intangibles in the ordinary course of business.

         7. Insurance.

              7.1   Maintenance  of  Insurance.   Borrower  will  maintain  with
financially sound and reputable insurers insurance with respect to its properties and business against such casualties and contingencies as shall be in accordance with general practices of businesses engaged in similar activities in similar geographic areas. Such insurance shall be in such minimum amounts that Borrower will not be deemed a co-insurer under applicable insurance laws, regulations and policies and otherwise shall be in such amounts, contain such terms, be in such forms and be for such periods as may be reasonably satisfactory to Lender. In addition, all such insurance shall be payable to Lender as loss payee under a "standard" loss payee clause. Without limiting the foregoing, Borrower will (i) keep all of its physical property insured with casualty or physical hazard insurance on an "all risks" basis, with broad form flood and earthquake coverages and electronic data processing coverage, with a full replacement cost endorsement and an "agreed amount" clause in an amount equal to 100% of the full replacement costs of such property, (ii) maintain all such workers' compensation or similar insurance as may be required by law and
(iii) maintain, in amounts and with deductibles equal to those generally maintained by businesses engaged in similar activities in similar geographic areas, general public liability insurance against claims of bodily injury, death or property damage occurring, on, in or about the properties of Borrower; business interruption insurance; and product liability insurance.

              7.2 Insurance Proceeds. The proceeds of any casualty insurance in respect of any casualty loss of any of the Collateral shall, subject to the rights, if any, of other parties with a prior interest in the property covered thereby, (i) as long as no Default or Event of Default has occurred and is continuing and to the extent that the amount of such proceeds is less than $25,000, be disbursed to Borrower for direct application by Borrower solely to the repair or replacement of Borrower's property so damaged or destroyed and
(ii) in all other circumstances, be held by Lender as cash collateral for the Obligations. Lender may, at its sole option, disburse from time to time all or any part of such proceeds so held as cash collateral, upon such terms and conditions as Lender may reasonably prescribe, for direct application by Borrower solely to the repair or replacement of Borrower's property so damaged or destroyed, or Lender may apply all or any part of such proceeds to the Obligations.

              7.3 Notice of Cancellation, etc. All policies of insurance shall provide for at least 30 days prior written cancellation notice to Lender. In the event of failure by Borrower to provide and maintain insurance as herein provided, Lender may, at its option, provide such insurance and charge the amount thereof to Borrower. Borrower shall furnish Lender with certificates of insurance and policies evidencing compliance with the foregoing insurance provision.

         8.  Collateral Protection Expenses; Preservation of Collateral.

              8.1 Expenses Incurred by Lender. In its discretion, Lender may discharge taxes and other encumbrances at any time levied or placed on any of the Collateral, make repairs thereto and pay any necessary filing fees. Borrower agrees to reimburse Lender on demand for any and all expenditures so made. Lender shall have no obligation to Borrower to make any such expenditures, nor shall the making thereof relieve Borrower of any default.

              8.2 Lender's Obligations and Duties. Anything herein to the contrary notwithstanding, Borrower shall remain liable under each contract or agreement comprised in the Collateral to be observed or performed by Borrower thereunder. Lender shall not have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by Lender of any payment relating to any of the Collateral, nor shall Lender be obligated in any manner to perform any of the obligations of Borrower under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by Lender in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to Lender or to which Lender may be entitled at any time or times. Lender's sole duty with respect to the custody, safe keeping and physical preservation of the Collateral in its possession, under ss.9-207 of the Uniform Commercial Code of the State or otherwise, shall be to deal with such Collateral in the same manner as Lender deals with similar property for its own account.

         9. Securities and Deposits. Lender may at any time following and during the continuance of a Default and Event of Default, at its option, transfer to itself or any nominee any securities constituting Collateral, receive any income thereon and hold such income as additional Collateral or apply it to the Obligations. Whether or not any Obligations are due, Lender may following and during the continuance of a Default and Event of Default demand, sue for, collect, or make any settlement or compromise which it deems desirable with respect to the Collateral. Regardless of the adequacy of Collateral or any other security for the Obligations, any deposits or other sums at any time credited by or due from Lender to Borrower may at any time be applied to or set off against any of the Obligations then due and owing.

         10. Notification to Account Debtors and Other Persons Obligated on Collateral. If an Event of Default shall have occurred and be continuing, Borrower shall, at the request of Lender, notify account debtors and other persons obligated on any of the Collateral of the security interest of Lender in any account, chattel paper, general intangible, instrument or other Collateral and that payment thereof is to be made directly to Lender or to any financial institution designated by Lender as Lender's agent therefor, and Lender may itself, if an Event of Default shall have occurred and be continuing, without notice to or demand upon Borrower, so notify account debtors and other persons obligated on Collateral. After the making of such a request or the giving of any such notification, Borrower shall hold any proceeds of collection of accounts, chattel paper, general intangibles, instruments and other Collateral received by Borrower as trustee for Lender without commingling the same with other funds of Borrower and shall turn the same over to Lender in the identical form received, together with any necessary endorsements or assignments. Lender shall apply the proceeds of collection of accounts, chattel paper, general intangibles, instruments and other Collateral received by Lender to the Obligations, such proceeds to be immediately entered after final payment in cash or other immediately available funds of the items giving rise to them.

         11. Power of Attorney.

              11.1 Appointment and Powers of Lender. Borrower hereby irrevocably constitutes and appoints Lender and any officer or agent thereof, with full power of substitution, as its true and lawful attorneys-in-fact with full irrevocable power and authority in the place and stead of Borrower or in Lender's own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, hereby gives said attorneys the power and right, on behalf of Borrower, without notice to or assent by Borrower, to do the following:

                     (a) upon the  occurrence  and during the  continuance of an
              Event of Default, generally to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral in such manner as is consistent with the Uniform Commercial Code of the State and as fully and completely as though Lender were the absolute owner thereof for all purposes, and to do at Borrower's expense, at any time, or from time to time, all acts and things which Lender deems necessary to protect, preserve or realize upon the Collateral and Lender's security interest therein, in order to effect the intent of this Agreement, all as fully and effectively as Borrower might do, including, without limitation, (i) the filing and prosecuting of registration and transfer applications with the appropriate federal or local agencies or authorities with respect to trademarks, copyrights and patentable inventions and processes, (ii) upon written notice to Borrower, the exercise of voting rights with respect to voting securities, which rights may be exercised, if Lender so elects, with a view to causing the liquidation in a commercially reasonable manner of assets of the issuer of any such securities and (iii) the execution, delivery and recording, in connection with any sale or other disposition of any Collateral, of the endorsements, assignments or other instruments of conveyance or transfer with respect to such Collateral; and

                     (b) to the extent that  Borrower's  authorization  given in
              ss.3 is not sufficient, to file such financing statements with respect hereto, with or without Borrower's signature, or a photocopy of this Agreement in substitution for a financing statement, as Lender may deem appropriate and to execute in Borrower's name such financing statements and amendments thereto and continuation statements which may require Borrower's signature.

              11.2 Ratification by Company. To the extent permitted by law, Borrower hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable.

              11.3 No Duty on Lender. The powers conferred on Lender hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers. Lender shall be accountable only for the amounts that it actually receives as a result of the exercise of such powers and neither it nor any of its officers, directors, employees or agents shall be responsible to Borrower for any act or failure to act, except for Lender's own gross negligence or willful misconduct.

         12. Remedies. If an Event of Default shall have occurred and be continuing, Lender may, without notice to or demand upon Borrower, declare this Agreement to be in default, and Lender shall thereafter have in any jurisdiction in which enforcement hereof is sought, in addition to all other rights and remedies, the rights and remedies of a secured party under the uniform Commercial Code or the State or of any jurisdiction in which Collateral is located, including, without limitation, the right to take possession of the Collateral, and for that purpose Lender may, so far as Borrower can give authority therefor, enter upon any premises on which the Collateral may be situated and remove the same therefrom. Lender may in its discretion require Borrower to assemble all or any part of the Collateral at such location or locations within the jurisdiction(s) of Borrower's principal office(s) or at such other locations as Lender may reasonably designate. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender shall give to Borrower at least five Business Days prior written notice of the time and peace of the public sale of Collateral or of the time after which any private sale or any other intended disposition is to be made. Borrower hereby acknowledges that five Business Days prior written notice of such sale or sales shall be reasonable notice. In addition, Borrower waives any and all rights that it may have to a judicial hearing in advance of the enforcement of any of Lender's rights hereunder, including, without limitation, its right following an Event of Default to take immediate possession of the Collateral and to exercise its rights with respect thereto.

         13. Standards for Exercising Remedies. To the extent that applicable law imposes duties on Lender to exercise remedies in a commercially reasonable manner, Borrower acknowledges and agrees that it is not commercially unreasonable for Lender (a) to fail to incur expenses reasonably deemed significant by Lender to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition, (b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on Collateral or to remove liens or encumbrances on or any adverse claims against Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (f) to contract other persons, whether or not in the same business as Borrower, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (h) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have been reasonable capability of doing so, or that match buyers and sellers of assets, (i) to dispose of assets in wholesale rather than retail markets, (j) to disclaim disposition warranties,
(k) to purchase insurance or credit enhancements to insure Lender against risks of loss, collection or disposition of Collateral or to provide to Lender a guaranteed return from the collection or disposition of Collateral, or (1) to the extent deemed appropriate by Lender, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist Lender in the collection or disposition of any of the Collateral. Borrower acknowledges that the purpose of this ss.16 is to provide non-exhaustive indications of what actions or omissions by Lender would not be commercially unreasonable in Lender's exercise of remedies against the Collateral and that other actions or omissions by Lender shall not be deemed commercially unreasonable solely on account of not being indicated in this ss.16. Without limitation upon the foregoing, nothing contained in this ss.16 shall be construed to grant any rights to Borrower or to impose any duties on Lender that would not have been granted or imposed by this Agreement or by applicable law in the absence of this ss.16.

         14. No Waiver by Lender, etc. Lender shall not be deemed to have waived any of its rights upon or under the Obligations or the Collateral unless such waiver shall be in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver on any one occasion shall not be construed as a bar to or waiver of any right on any future occasion. All rights and remedies of Lender with respect to the Obligations or the Collateral, whether evidenced hereby or by any other instrument or papers, shall be cumulative and may be exercised singularly, alternatively, successively or concurrently at such time or at such times as Lender deems expedient.

         15. Suretyship Waivers by Borrower. Borrower waives demand, notice, protest, notice of acceptance of this Agreement, notice of loans made, credit extended, collateral received or delivered or other action taken in reliance hereon and all other demands and notices of any description. With respect to both the Obligations and the Collateral, Borrower assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of or failure to perfect any security interest in any Collateral, to the addition or release of any party or person primarily or secondarily liable, to the acceptance of partial payment thereon and the settlement, compromising or adjusting of any thereof, all in such manner and at such time or times as Lender may deem advisable. Lender shall have no duty as to the collection or protection of the Collateral or any income thereon, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining thereto beyond the safe custody thereof as set forth in ss.11.2. Borrower further waives any and all other suretyship defenses.

         16. Marshalling. Lender shall not be required to marshal any present or future collateral security (including but not limited to this Agreement and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of its rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that it lawfully may, Borrower hereby agrees that it will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of Lender's rights under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, Borrower hereby irrevocably waives the benefits of all such laws.

         17. Proceeds of Dispositions; Expenses. Borrower shall pay to Lender on demand any and all expenses, including reasonable attorneys' fees and disbursements, incurred or paid by Lender in protecting, preserving or enforcing Lender's rights under or in respect of any of the Obligations or any of the Collateral. After deducting all of said expenses, the residue of any proceeds of collection or sale of the Obligations or Collateral shall, to the extent actually received in cash, be applied to the payment of the Obligations in such order or preference as Lender may determine, proper allowance and provision being made for any Obligations not then due. Upon the final. Payment and satisfaction in full of all of the Obligations and after making any payments required by Sections 9-608(a)(1)(C) or 9-615(a)(3) of the Uniform Commercial Code of the State, any excess shall be returned to Borrower, and Borrower shall remain liable for any deficiency in the payment of the Obligations.

         18. Overdue Amounts. Until paid, all amounts due and payable by Borrower hereunder shall be a debt secured by the Collateral and shall bear, whether before or after judgment, interest at the rate of interest for overdue principal set forth in the Loan Agreement.

         19. Governing Law; Consent to Jurisdiction. THIS AGREEMENT IS INTENDED TO TAKE EFFECT AS A SEALED INSTRUMENT AND SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE. Borrower agrees that any suit for the enforcement of this Agreement may be brought in the courts of the State or any federal court sitting therein and consents to the non-exclusive jurisdiction of such court and to service of process in any such suit being made upon Borrower by mail at the address specified in ss.6.8 of the Loan Agreement. Borrower hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit is brought in an inconvenient court.

         20. Waiver of Jury Trial. BORROWER WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS. Except as prohibited by law, Borrower waives any right which it may have to claim or recover in any litigation referred to in the preceding sentence any special, exemplary, punitive or consequential damages or any damages other than, or in addition to, actual damages. Borrower (i) certifies that neither Lender nor any representative, agent or attorney of Lender has represented, expressly or otherwise, that Lender would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that, in entering into the Loan Agreement and the other Loan Documents to which Lender is a party, Lender is relying upon, among other things, the waivers and certifications contained in this ss.23.

         21. Miscellaneous. The headings of each section of this Agreement are for convenience only and shall not define or limit the provisions thereof. This Agreement and all rights and obligations hereunder shall be binding upon Borrower and its respective successors and assigns, and shall inure to the benefit of Lender and its successors and assigns. If any term of this Agreement shall be held to be invalid, illegal or unenforceable, the validity of all other terms hereof shall in no way be affected thereby, and this Agreement shall be construed and be enforceable as if such invalid, illegal or unenforceable term had not been included herein. Borrower acknowledges receipt of a copy of this Agreement.

         IN WITNESS WHEREOF, intending to be legally bound, Borrower has caused this Agreement to be duly executed as of the date first above written.

                                          IMPERIAL PETROEUM RECOVERY CORPORATION


                                          By: /s/ C. Brent Kartchner
                                             ___________________________________
                                          Title:   C. Bart Kartchner, President


ACCEPTED:

TREEVIEW INVESTMENTS INC.



By:      /s/ Paul R. Howarth
         ______________________________
         Title:   Paul R. Howarth, President

                                   Schedule I
                                       To
                               Security Agreement
                               ------------------

                     Exhibit A to UCC-1 Financing Statement
                     --------------------------------------

1.)  1886 Feartherlite Simi-Trailer (MST Mobile Trailer)
         Vehicle ID # 4FGL48209TA969060
         CSA#  s353723
         COMPONENTS:
         Transmitter, Amana 65KW, Q1759
         Separator feed pump with flow controls
         Waveguide, Autotuner assembly
         MST Applicator
         Nitrogen and Air System
         Microwave Local Panel and Computer System
         Bypass Value Instrument
         Flow Measure Device

2.)  Drop-Deck Centrifuge Trailer
         Vehicle ID# IH4824KM052211
         CSA #    s353724
         COMPONENTS:
         Centrifuge, Hutchison Hayes SEA 1200
         Variable Speed Oil Pump
         Product Storage Tank and Instrumentation
         Water Supply System with controls
         Centrifuge Control Panel

3.) Microwave Separation Technology Equipment installed at the Mobil West Refinery in Torrance, California ("Torrance MST Equipment"). The MST Equipment is mounted on two skids, (a) MST skid, and (b) Separator skid. The skid configurations include:

         a. MST Skid 35' x 10' x 8'

         Microwave generator assembly-transmitter unit, (I-70) (D19-901A) Separator Feed Pump (P=801), a variable feed pump system with flow controls,
         Pump/Drive/Motor (RI 50), (P-901)
         Wave guide/Auto tuner assembly,  IWG-905, 915 MHZ stepping motor within auto tuners
         Fluid applicator assembly. (D19-901C)
         Nitrogen purge system
         Instrument air system
         Water-cooling system
         Microwave local panel and graphics display control panels
         A one hundred (100) decibel alarm horn and flashing strobe light
         Motor service panel and electrical connections
         b. Separator Skid
         Constant speed centrifuge assembly
         Variable speed oil pump
         Product storage tank and instrumentation
         Steam operated oil pre-heater, heat exchanger assembly
         Instrumentation and control valve
         Solids and water measuring system
         Sediment storage tank and instrumentation
         Two (2) bypass valve circuits
         Water supply system for the centrifuge assembly
         Water tank with instrumentation and controls, and Two (2) junction boxes.

                                    EXHIBIT 6

         Amendment No. 1 to Warrant for the Purchase of Shares of Common Stock between the Howarth Family Trust dated 10/1/87 and the Issuer dated July 27, 2001.

      Amendment No. 1 to Warrant for the Purchase of Shares of Common Stock
      ---------------------------------------------------------------------

         This Amendment No. 1 ("Amendment") is made and entered into as of the 27th day of July, 2001 by and between IMPERIAL PETROLEUM RECOVERY CORPORATION, a Nevada corporation ("the "Company"), in favor of The Howarth Family Trust dated October 1, 1987, Paul & Kimberly Howarth, Trustees, or its assigns ("Holder").

                                    Recitals:

A. Holder is holder of a Warrant for the Purchase of Shares of Common Stock issued by the Company to Holder dated October 9, 1999 (the "Warrant").

B. The Company has requested that Holder's beneficial owner lend certain funds to the Company to meet certain of the Company's needs for working capital (the "Loan").

C. As a condition to making the Loan, Holder's beneficial owner requires that the Company amend the Warrant in certain respects to clarify the intention of the parties to the Warrant as to certain mechanics of exercise, and as to certain matters relating to interpretation of the Warrant.

D. The Company is willing to make such changes, which are set forth in this Agreement.

                                   Agreement:

         NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1. Amendment of Section 1. Section 1 of the Warrant is hereby amended by adding the following at the eng of the paragraph:

         "In addition to payment of the applicable portion of the Aggregate Warrant Price in cash, the Holder may also pay such price by delivering for payment one or more shares of outstanding Common Stock or by surrendering a portion of this Warrant (collectively, "Cashless Exercises"). To accomplish one or more Cashless Exercises, the Holder must include with the Holder's notice of exercise or subscription (a) a stock power covering the certificates for the shares of Common Stock to be surrendered as payment duly endorsed for transfer, or (b) in the case of surrender of portions of this Warrant, a written statement of the portion or portions of this Warrant to be surrendered as payment. The stock certificates to be surrendered shall be delivered to the Company as promptly as practicable thereafter. The Company will value the shares of Common Stock delivered by the Holder or shall value each applicable portion of this Warrant surrendered by the Holder, as the case may be, at the higher of either:

                     (i) their fair market value on the date of receipt as established by the public trading market price for the Common Stock (as described in this Section 1), or, if not then publicly traded, as determined in good faith by the Board of Directors of the Company; or

                     (ii) if a tender offer has been announced and is then open, the price offered in such tender offer

         (collectively, "Fair Market Value"). If the Common Stock is then publicly traded and reported on the OCTBB, the value shall be the average of the daily bid and asked prices for the period of ten consecutive trading days ending on the day immediately preceding the date of delivery of the notice of exercise or subscription. If the Common Stock is then publicly traded on a national securities exchange, the value shall be the average daily closing price for the period of ten consecutive trading days ending on the day immediately preceding the date of delivery of the notice of exercise of subscription. If the Fair Market Value of the shares of Common Stock delivered by the Holder exceeds the applicable portion of the Aggregate Warrant Price to be paid in respect of such exercise, the Company will return to the Holder cash in an amount equal to the Fair Market Value of any fractional portion of a share of Common Stock exceeding the amount required and issue a certificate for any whole shares of Common Stock exceeding the amount required. To the extent that portion of this Warrant surrendered by the Holder exceeds the applicable portion of the Aggregate Warrant Price to be paid in respect of such exercise, the Company will return to the Holder a new Warrant instrument covering a number of Warrant Shares as to which this Warrant has not been surrendered or exercised."

2. Amendment of Section 6. Section 6 of the Warrant is hereby amended by adding at the end of the paragraph the following:

         "Anything elsewhere in this Warrant to the contrary notwithstanding, the Holder may assign this Warrant in whole or in part to Paul R. Howarth's church or entities controlled by it and to other entities for the benefit of himself and members of his family and, with consent of the Company (not to be unreasonably withheld or delayed) to others and, respectively, the Holder's assignees or transferees, may also do so, subject to only the same limitations; provided, however, that all such transfers are made in compliance with applicable federal and state securities laws."

3. Addition of Section 12. A new Section 12 is hereby added to the Warrant immediately following Section 11, which Section 12 shall read in its entirety as follows:

         "12. a. Severability. Should any one or more of the provisions of this Warrant be determined to be illegal or unenforceable, all other provisions of this Warrant shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

              b. Successors and Assigns. All of the representations, covenants, terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto.

              c. Entire Agreement. This Warrant contains the entire agreement and understanding between the parties with respect to the subject matter hereof, and supersedes any prior agreements or understandings with respect thereto.

              d. Notices. All notices, requests, consents, and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed to a party at the address for such party as set forth above, or such other address as to which such party shall have given notice hereunder. Such notices and other communications shall for all purposes of this Warrant be treated as being effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of their receipt or 72 hours after the same have been deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and postage prepaid as aforesaid.

              e. Costs; Attorney Fees. In the event of any breach of this Warrant resulting in legal action involving this Warrant, the prevailing party shall be entitled to recover all costs and expenses related thereto, including attorney's fees.

              f. Headings. The headings of the sections and paragraphs of this Warrant have been inserted for convenience of reference only and do not constitute a part of this Warrant.

              h. Counterparts. This Warrant may be executed in two or more counterparts with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument."

4.  Interpretation.

         a. Severability. Should any one or more of the provisions of this Amendment be determined to be illegal or unenforceable, all other provisions of this Amendment shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

         b. Successors and Assigns. All covenants, terms and provisions of this Amendment shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto.

         c. Choice of Law. The laws of the State of Nevada applicable to contracts entered into and to be performed entirely within such State shall govern the validity of this Amendment, the construction of its terms and the interpretation of the rights and duties of the parties.

         d. Entire Agreement. This Amendment contains the entire agreement and understanding between the parties with respect to the subject matter hereof, and supersedes any prior agreements or understandings with respect thereto.

         e. Headings. The headings of the sections and paragraphs of this Amendment have been inserted for convenience of reference only and do not constitute a part of this Amendment.

         f. Counterparts. This Amendment may be executed in two or more counterparts with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have set their hands and affixed their seals as of the date above written.

                                         THE COMPANY:

                                         IMPERIAL PETROLEUM RECOVERY CORPORATION


                                         By: /s/ C. Brent Kartchner
                                            ________________________________
                                            C. Brent Kartchner, President


APPROVED:

HOLDER:

THE HOWARTH FAMILY TRUST dated 10/1/87

By:    /s/ Paul R. Howarth
      _______________________________
       Paul R. Howarth, Trustee